Reg CF Broker-Dealer Listing Agreement

This agreement (together with exhibits and schedules, this "Agreement") is entered into by and between ___Gold + Bern LLC.___ ("Company"), a ___CA Partnership LLC___ , and <u>Dalmore Group, LLC</u>, a New York Limited Liability Company ("Dalmore"). Company and Dalmore agree to be bound by the terms of this Agreement, effective as of ___2023-12-13___ (the "Effective Date"):

Whereas, Dalmore is a registered broker-dealer registered under Section 15(b) of Exchange Act providing services in the equity and debt securities market, including offerings exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") pursuant to Section 4(a)(6) thereof and Regulation Crowdfunding thereunder ("Reg CF");

Whereas, the Company has decided to sell ^{CF}_____ (the "Securities") in the amount of up to $5,000,000 in reliance on Reg CF (the "Offering"); and

Whereas, Company recognizes the benefit of having Dalmore as an intermediary for investors who participate in the Offering ("Investors") and listing the Offering on the website which will be provided by the Company ("Site") and agrees to comply with the Terms and Conditions of the Site, as in effect from time to time.

Now, therefore, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. **Appointment, Term, and Termination**
   a. The Company retains Dalmore to act as the Company's intermediary for the Offering. The Company will furnish to Dalmore, among other things, the information required to complete the SEC Form C, including designating the signatories to such form. The Company authorizes and instructs Dalmore or its agents to file the Form C, amendments thereto, and one or more Form C¬Us (as necessary) relating to the Offering upon written sign-off from a single Company officer to be identified to Dalmore in writing. The Company authorizes Dalmore, its affiliates, agents and contractors, to review and perform due diligence in order to meet the obligations of Dalmore under applicable securities law including Reg CF and agrees to provide such parties with all reasonably necessary documents and information (the "Information") reasonably necessary to perform such services. The

Company acknowledges and agrees that Dalmore or its agents will use the Information provided by the Company and other sources to perform or obtain reviews of the Company and the Securities as well as required reviews of the background of Company, its affiliates and predecessors and its officers, directors and 20 percent shareholders (Bad Actor checks). The Company agrees that Dalmore and its personnel or agents, including legal counsel, will have sufficient opportunity to review the Information and the Form C prior to filing Form C with the SEC. Dalmore shall incorporate all comments from the Company into Form C prior to filing Form C with the SEC. Once Form C is filed with the SEC, Dalmore will make the Site available to the Company to commence the Offering. The Company agrees that the posting of any content on its Site shall be at Dalmore's sole and absolute discretion.

b. This Agreement will commence on the Effective Date and will remain in effect for a period of 12 months. This Agreement may be terminated (i) by the Company upon thirty (30) days written notice to Dalmore (ii) by Dalmore upon thirty (30) days written notice to Company if Company fails to perform or observe any material term, covenant or condition to be performed or observed by it under this Agreement and such failure continues to be unremedied for such thirty (30) day period, (iii) by either party in order to comply with a provision of law or regulation if compliance cannot be timely achieved using commercially reasonable efforts, after providing as much notice as practicable, or (iv) by either party upon 30 days' written notice if Company or Dalmore commences a voluntary proceeding seeking liquidation, reorganization or other relief, or is adjudged bankrupt or insolvent or has entered against it a final and unappealable order for relief, under any bankruptcy, insolvency or other similar law, or either party executes and delivers a general assignment for the benefit of its creditors. The description in this section of specific remedies will not exclude the availability of any other remedies. Any delay or failure by Company to exercise any right, power, remedy or privilege will not be construed to be a waiver of such right, power, remedy or privilege or to limit the exercise of such right, power, remedy or privilege. No single, partial or other exercise of any such right, power, remedy or privilege will preclude the further exercise thereof or the exercise of any other right, power, remedy or privilege. All terms of this Agreement, which should reasonably survive termination, shall so survive, including, without limitation, confidentiality and non-use, notices, effects of termination, limitations of liability and indemnities, and the obligation to pay Fees relating to Services provided in accordance with this Agreement prior to termination.

2. **Services**

    a. Dalmore agrees to: (i) post the Company's Form C and supporting information regarding the Offering (the "<u>Offering Materials</u>") on the Site in connection with the Offering once the Company's Form C has been filed with the SEC; (ii) provide the electronic platform for offer and sale of the Securities, including for the Offering Materials to be viewed by the public; communications by and among the Company and its representatives and investors (actual or potential); and posting of other Company materials as Dalmore deems appropriate; (iii) accept record and confirm investor commitments, open accounts for investors, provide offering updates and confirm each investment's terms and commitments to each investor; and (iv) any other services reasonably necessary for Dalmore to carry out its appointment pursuant to Section 1(a), including any services reasonable, appropriate and customary in the industry to be performed by such an intermediary in undertakings of this nature. This posting on the Site shall be subject to the Terms of Use and Privacy Policy posted on the Site, which may be amended from time to time. Dalmore shall provide the Services in a good and workmanlike manner in accordance with industry standards and compliance with all applicable laws, regulations, rules and regulatory guidance.

3. **Information**

    a. Company recognizes that Dalmore may be using and relying upon the Information (including public and nonpublic information) about the Company and its business, financial condition and plans for the Offering, including in performing due diligence. Any Offering Materials provided to Investors or made available on the Site must be in a form and substance reasonably acceptable to Dalmore and its counsel. Company represents and warrants that, to its knowledge, the Offering Materials and Information do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Dalmore shall be entitled to rely upon any representations, warranties or covenants made by the Company, subject to any independent investigation made by Dalmore. If the Company concludes that any modifications to the Offering Materials are required after being furnished to Dalmore in order not to contain such untrue statement of a material fact or omission, the Company shall notify Dalmore promptly in the

Document Ref: EX4YP-AYVKF-ENCSA-RERFD

manner prescribed in this Agreement. The Company acknowledges that in the case of such modification, investor commitments, if any, may need to be re-obtained and any offering period may need to be extended. Company will reasonably cooperate with Dalmore in all actions that Damore reasonably believes must be taken.

b. The Company agrees that any advertisement, offer or promotion of the Offering by the Company and not made on the Site shall comply with the SEC's rules regarding advertisements and promotions under Reg CF.

4. **Compensation**

a. As compensation for the Services, Company shall pay to Dalmore a fee equal to 4% of the aggregate amount raised by the Client, payable at each closing of the Offering. Company authorizes Dalmore to deduct the fee directly from the Company's third-party escrow or payment account.

b. There will also be a one-time platform due diligence fee payment of $15,000 upon execution of this agreement.

c. The Company will be allowed one early closing after the minimum is met. Any additional closings can only occur if there is at least $100,000 in free and clear funds available in escrow. There will be an additional fee of $2,000 per closing, in addition to any other third party fees that may result as of the additional closing request.

5. **Regulatory Compliance.**

a. Company and all its third-party providers or agents shall at all times (i) reasonably cooperate with Dalmore with respect to direct requests of Dalmore; and (ii) maintain all required registrations and licenses, including foreign qualification, if necessary, to the extent instructed by Dalmore to obtain and/or maintain such registrations and licenses. Company shall comply with and adhere to all Dalmore policies and procedures that are provided to the Company in advance in writing.

b. Dalmore and all its third-party providers or agents shall at all times maintain all required registrations, licenses, permits and regulatory approvals to perform its obligations under this Agreement.

c. Company and Dalmore shall pay all related fees and expenses, in each case that are necessary or appropriate to perform their respective obligations under this Agreement.

d. Company and Dalmore will each be responsible for supervising the activities and training of their respective sales employees, as well as all of their other respective employees in the performance of functions specifically allocated to them pursuant to the terms of this Agreement.

e. Company and Dalmore agree to promptly notify the other concerning any material communications from or with any Governmental Authority or Self-Regulatory Organization with respect to the Offering, this Agreement or the performance of its obligations, unless such notification is expressly prohibited by the applicable Governmental Authority.

f. Company acknowledges and agrees that acceptance of investments from investors that are located outside the United States may have regulatory implications and that Dalmore and Company shall reasonably discuss any such investments in good faith prior to acceptance or rejection thereof.

6. **Role of Dalmore**

a. Company acknowledges and agrees that Company will rely on Company's own judgment in using Dalmore's services. Dalmore (i) makes no representations with respect to the quality of any investment opportunity or of any issuer; (ii) does not guarantee the performance to and of any investor; (iii) will make commercially reasonable efforts to perform the services hereunder in accordance with its specifications; (iv) does not guarantee the performance of any party or facility which provides connectivity to Dalmore; and (v) is not an investment adviser, does not provide investment advice and does not recommend securities transactions and any display of data or other information about an investment opportunity, does not constitute a recommendation as to the appropriateness, suitability, legality, validity or profitability of any transaction. Nothing in this Agreement should be construed to create a partnership, joint venture, or employer-employee relationship of any kind.

7. **Indemnification**

a. **Indemnification by Company.** Company shall indemnify and hold Dalmore, its affiliates and their representatives and agents harmless from, any and all actual or direct losses, liabilities, judgments, arbitration awards, settlements, damages and costs (collectively, "Losses"), resulting from or arising out of any third party suits, actions, claims, demands or similar proceedings (collectively, "Proceedings") to the extent they arise from (i) a material breach of this Agreement by Company, and (ii) the gross negligence or willful misconduct of Company.

b. **Indemnification by Dalmore.** Dalmore shall indemnify and hold Company, Company's affiliates and Company's representatives and agents harmless from any Losses resulting from or arising out of Proceedings to the extent arising from (i) a material breach of this Agreement by Dalmore or (ii) the gross negligence or willful misconduct of Dalmore, including its failure to comply with any applicable federal, state, or local laws, regulations, or codes in the performance of its obligations under this Agreement.

    c. **Indemnification Procedure.** If any Proceeding is commenced against a party entitled to indemnification under this section, prompt notice of the Proceeding shall be given to the party obligated to provide such indemnification. The indemnifying party shall be entitled to take control of the defense, investigation or settlement of the Proceeding and the indemnified party agrees to reasonably cooperate, at the indemnifying party's cost in the ensuing investigations, defense or settlement; provided, however, that the indemnifying party shall not be permitted to admit any wrongdoing by, or impose any financial obligation on, the indemnified party without the indemnified party's prior written consent.

8. **Notices.**

    a. Any notices required by this Agreement shall be in writing and shall be addressed, and delivered or mailed postage prepaid, or faxed or emailed to the other parties hereto at such addresses as such other parties may designate from time to time for the receipt of such notices. Until further notice, the address of each party to this Agreement for this purpose shall be the following:

If to the Company:

Gold + Bern LLC.

17412 Ventura Blvd. #676
Encino, CA 91316

Attn: Merav Goldman   CEO, Co-Found

Tel#:   323-513-6828

Email: merav@allbetterco.com

If to Dalmore:

Dalmore Group, LLC.

530 7th Avenue, Suite 902
New York, NY 10018

1

Attn: Etan Butler, Chairman
Tel: (917) 319-3000
Email: etan@dalmorefg.com

1. **Confidentiality and Mutual Non-Disclosure.**
    a. **Included Information.** For purposes of this Agreement, the term "Confidential Information" means all confidential and proprietary information of a party, including but not limited to (i) financial information, (ii) business and marketing plans, (iii) the names of employees and owners, (iv) the names and other personally-identifiable information of users of the third-party provided online fundraising platform, (v) security codes, and (vi) all documentation provided by Company or any investor.
    b. **Excluded Information**. For purposes of this Agreement, the term "confidential and proprietary information" shall not include information that the recipient can demonstrate (i) was already known or independently developed by the recipient without the use of, or reference to, any Confidential Information of the other party as evidenced by contemporaneous written evidence, or (ii) information known to the public through no wrongful act of the recipient.
    c. **Confidentiality Obligations.** During the Term and at all times thereafter, neither party shall disclose Confidential Information of the other party or use such Confidential Information for any purpose without the prior written consent of such other party. Without limiting the preceding sentence, each party shall use at least the same degree of care in safeguarding the other party's Confidential Information as it uses to safeguard its own Confidential Information (but in no event less than a reasonable degree of care). Notwithstanding the foregoing, a party may disclose Confidential Information (i) if required to do by order of a court of competent jurisdiction, provided that such party shall notify the other party in writing promptly upon receipt of knowledge of such order so that such other party may attempt to prevent such disclosure or seek a protective order; or (ii) to any applicable governmental authority as required by applicable law provided that such party shall notify the other party in writing promptly upon receipt of knowledge of such order so that such other party may attempt to prevent such disclosure or seek a protective order. Nothing contained herein shall be construed to prohibit the SEC, FINRA, or

Document Ref: EX4YP-AYVKF-ENCSA-RERFD

other government official or entities from obtaining, reviewing, and auditing any information, records, or data. Company acknowledges that regulatory record-keeping requirements, as well as securities industry best practices, require Dalmore to maintain copies of practically all data, including communications and materials, regardless of any termination of this Agreement, provided Dalmore shall continue to comply with the confidentiality and non-use obligations set forth herein.

2. **Disclaimer.**

   a. Except as specifically provided for herein and subject to Dalmore's indemnification obligations pursuant to Section 7(b), neither Dalmore nor any other party involved in creating, producing, or delivering the Site shall be liable for any direct, incidental, consequential, indirect or punitive damages arising out of access to, or use of, the Site. In addition, the Company acknowledges that it will be solely responsible and accountable for all of the Offering Materials posted on the Site.

3. **Miscellaneous.**

   a. ANY DISPUTE OR CONTROVERSY BETWEEN THE COMPANY RELATING TO OR ARISING OUT OF THIS AGREEMENT WILL BE SETTLED BY ARBITRATION BEFORE AND UNDER THE COMMERCIAL ARBITRATION RULES OF THE AMERICAN ARBITRATION ASSOCIATION (OR ANY LIKE ORGANIZATION SUCCESSOR THERETO) (THE "AAA") IN THE STATE OF NEW YORK. THE TRIBUNAL SHALL CONSIST OF THREE (3) NEUTRAL ARBITRATORS. ONE ARBITRATOR SHALL BE SELECTED BY COMPANY, ONE ARBITRATOR SHALL BE SELECTED BY DALMORE, AND THE FINAL ARBITRATOR (CHAIR) SHALL BE MUTUALLY AGREED UPON BY THE PARTIES' SELECTED ARBITRATORS. IF NO AGREEMENT ON THE FINAL ARBITRATOR CAN BE REACHED WITHIN FOURTEEN (14) DAYS, THEN AAA WILL SELECT AN ARBITRATOR. BOTH THE FOREGOING AGREEMENT OF THE PARTIES TO ARBITRATE ANY AND ALL SUCH DISPUTES, CLAIMS AND CONTROVERSIES, AND THE RESULTS, DETERMINATIONS, FINDINGS, JUDGMENTS AND/OR AWARDS RENDERED THROUGH ANY SUCH ARBITRATION SHALL BE FINAL AND BINDING ON THE PARTIES AND MAY BE SPECIFICALLY ENFORCED BY LEGAL PROCEEDINGS IN ANY COURT OF COMPETENT JURISDICTION.

   b. The Offering during the Term will be exclusively offered and/or sold to eligible investors through the Site wherein the website will be provided by the Issuer and not through any other intermediary. In addition to the Offering, Dalmore and its respective affiliates may engage in other business activities.

c. This Agreement will be binding upon all successors, assigns or transferees of Company. No assignment of this Agreement by either party will be valid unless the other party consents to such an assignment in writing; provided, however, that either party may freely assign this Agreement to any person or entity that acquires all or substantially all of its business or assets to which this Agreement relates. Any assignment by the either party to any subsidiary that it may create or to a company affiliated with or controlled directly or indirectly by it will be deemed valid and enforceable in the absence of any consent from the other party.

d. Neither party will, without prior written approval of the other party, place or agree to place any advertisement in any website, newspaper, publication, periodical or any other media or communicate with the public in any manner whatsoever if such advertisement or communication in any manner makes reference to the other party, to any person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control, with the other party and to the clearing arrangements and/or any of the services embodied in this Agreement. Company and Dalmore will work together to authorize and approve co-branded notifications and client facing communication materials regarding the representations in this Agreement. Notwithstanding any provisions to the contrary within, Company agrees that Dalmore may make reference in marketing or other materials to any transactions completed during the term of this Agreement upon Company's prior written approval, provided no personal data or Confidential Information is disclosed in such materials.

e. THE CONSTRUCTION AND EFFECT OF EVERY PROVISION OF THIS AGREEMENT, THE RIGHTS OF THE PARTIES UNDER THIS AGREEMENT AND ANY QUESTIONS ARISING OUT OF THIS AGREEMENT, WILL BE SUBJECT TO THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES TO THE EXTENT THAT APPLICATION OF SUCH PRINCIPLES WOULD CAUSE THE LAWS OF A DIFFERENT STATE TO APPLY. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party

Document Ref: EX4YP-AYVKF-ENCSA-RERFD

f. If any provision or condition of this Agreement is held to be invalid or unenforceable by any court, or regulatory or self-regulatory agency or body, the validity of the remaining provisions and conditions will not be affected and this Agreement will be carried out as if any such invalid or unenforceable provision or condition were not included in this Agreement.

g. This Agreement sets forth the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreement relating to the subject matter herein. This Agreement may not be modified or amended except by written agreement.

h. This Agreement will not be construed as creating an agency, partnership, joint venture, or any other form of legal association between the parties other than as expressly set forth in this Agreement. No party will have any right or authority to assume or create any obligation of any kind or to make any representation or warranty on behalf of the other Party, whether express or implied, or to bind the other party in any respect whatsoever.

i. This Agreement may be executed in multiple counterparts and by facsimile or electronic means, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Gold + Bern LLC.

By: _Merav Goldman_ _____

Name: Merav Goldman

Its: CEO, Co-Found

Dalmore Group, LLC

By: _Etan Butler_ _____

Name: Etan Butler

Its: Chairman

Document Ref: EX4YP-AYVKF-ENCSA-RERFD

Signature Certificate

Reference number: EX4YP-AYVKF-ENCSA-RERFD

Signer	Timestamp	Signature
Mark Hubbard Email: mark@renewvc.com Shared via link		*Merav Goldman*
Sent: Viewed: Signed:	27 Nov 2023 22:08:07 UTC 27 Nov 2023 22:52:07 UTC 13 Dec 2023 20:02:27 UTC	IP address: 76.93.119.11 Location: Encino, United States
Etan Butler Email: etan@dalmorefg.com		*Etan Butler*
Sent: Viewed: Signed:	27 Nov 2023 22:08:07 UTC 13 Dec 2023 21:49:13 UTC 13 Dec 2023 21:49:26 UTC	
Recipient Verification:		
✔Email verified	13 Dec 2023 21:49:13 UTC	IP address: 77.137.76.89 Location: Tel Aviv, Israel

Document completed by all parties on:

13 Dec 2023 21:49:26 UTC

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